Exhibit 99.1

JOINT PRESS RELEASE

11 June 2020

Investment Plan for Europe: European Investment Bank to provide BioNTech with up to €100 million in debt financing for COVID-19 vaccine development and manufacturing

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EIB debt instrument will support BioNTech’s global development of BNT162 for prevention of COVID-19 infection as well as scale-up of manufacturing capacity in Europe as part of the company’s global development and supply strategy

●	The project benefits from Horizon2020 InnovFin and the European Fund for Strategic Investments, joint instruments of the European Commission and the EIB

The European Investment Bank (EIB) and BioNTech SE (Nasdaq: BNTX, BioNTech) today concluded a €100 million debt financing agreement to support the development of BNT162, the company’s COVID-19 vaccine programme. The loan will also allow the company to expand its manufacturing capacity in order to quickly supply the vaccine worldwide in response to the pandemic. This will be done at the company’s own risk while the clinical studies are ongoing. BioNTech became the first European company to enter clinical testing, having started a clinical trial in Germany in April and a further clinical trial in the United States in the beginning of May. BioNTech’s development programme for BNT162 is one of the broadest development programmes globally, with four vaccine candidates being tested in parallel.

mRNA vaccines consist of genetic material, called messenger RNA, that provides instructions for a human cell to make a target protein, or immunogen, which activates the body’s immune response against the respective virus. The goal of a vaccine is to stimulate the immune system to generate protective, long-lasting antibody and T cell responses against SARS-CoV-2 and prevent subsequent infection upon exposure to the virus. mRNA vaccines are a potent new developmental class of vaccines with potential for high versatility and favourable safety properties. BioNTech was able to bring the first vaccine candidates from concept into clinical testing in less than three months. Safety, speed and flexibility are of the utmost importance in reacting to the current pandemic.

The EIB debt investment will be disbursed in two tranches of €50 million each, following completion of pre-defined milestones. It is backed by the European Fund for Strategic Investments, the financial heart of the Investment Plan for Europe, in which the EIB and the European Commission partner to kick-off investment for EU priority projects. It also benefits from InnovFin Risk Sharing for Corporate Research backed by Horizon 2020, the EU Framework Programme for Research and Innovation.

“The only way to end the dramatic situation the world has been facing since the outbreak of the coronavirus pandemic is to come up with a safe and effective vaccine,” said Ambroise Fayolle, EIB Vice-President in charge of innovation. “In recent years the EIB has become a unique player in supporting highly innovative venture-stage biotech and medtech companies in their research and development of vaccines, therapeutics and diagnostics solutions, and we are doing everything we can to step up our support in the current crisis.”

Mariya Gabriel, Commissioner for Innovation, Research, Culture, Education and Youth, said: “As part of our efforts to counter the spread of the coronavirus we have embarked decisively on the worldwide race to find an effective and safe vaccine as quickly as possible. For this purpose we recently launched the Coronavirus Global Response initiative, while at the same time we mobilised significant funding through Horizon 2020 for research projects aimed at developing a prophylactic and a therapeutic vaccine. I am very pleased that today, together with the European Investment Bank, we are extending our support to BioNTech, which is yet another concrete step towards our goal of getting a vaccine and ensuring access to it for all.”

Exhibit 99.1

“The investments we have made to develop our vaccine platform over the past 12 years have been instrumental in enabling us to develop our COVID-19 vaccine programme rapidly in response to the global health crisis,” said Sierk Poetting, Chief Financial Officer & Chief Operating Officer of BioNTech. “This funding commitment by the EIB will further support the next stage of our COVID-19 scale-up activities as we expand our production capacity to enable global supply.”

BioNTech already entered into a €50 million venture debt agreement under the European Growth Finance Facility for its personalised cancer immunotherapy programme in December 2019. The financing was part of broader EIB activities in the life sciences sector. Some 50 European companies in the life sciences industry have received a total of €1.3 billion, backed by the European Fund for Strategic Investments, over the last four years.

Background information

About the European Investment Bank

The European Investment Bank is the long-term lending institution of the European Union owned by its Member States. It makes long-term finance available for sound investments in order to contribute towards EU policy goals. The EIB also supports investments outside the EU.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline.

About the Investment Plan for Europe

The Investment Plan for Europe is one of the EU's key actions to boost investment in Europe, thereby creating jobs and fostering growth. To this end, smarter use is made of new and existing financial resources. The EIB Group is playing a vital role in this investment plan. With guarantees from the European Fund for Strategic Investments, the EIB and the European Investment Fund are able to take on a higher share of project risk, encouraging private investors to participate in the projects. To date, the projects and agreements approved under EFSI are expected to mobilise around €486 billion of investments and to benefit around 1.2 million small and medium-sized companies throughout the EU.

InnovFin - EU Finance for Innovators

Under Horizon 2020, the EU research and innovation programme for 2014-2020, the European Commission and the European Investment Bank Group (EIB and EIF) launched a new generation of financial instruments and advisory services in 2014 to help innovative firms access finance more easily. Until 2020, “InnovFin – EU Finance for Innovators” is offering a range of tailored products which provides financing in support of research and innovation by small, medium-sized and large companies and the promoters of research infrastructure.

Press contacts:

EIB Media Relations

Antonie Kerwien

+352 691 285497

a.kerwien@eib.org

BioNTech Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513 or +49 (0)151 1978 1385

Media@biontech.de

BioNTech Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning: the planned next steps in BioNTech’s pipeline programmes and specifically including, but not limited to, statements regarding clinical trials of BNT162; statements regarding the potential effectiveness and safety profile of mRNA vaccines and specifically BNT162, and our ability to scale-up manufacturing capacity for BNT162 to provide worldwide vaccine supply in response to the pandemic. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 31 March 2020 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.